

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 11, 2024

Corey N. Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Drive, Suite 3100
Chicago, Illinois 60606

> **Re: Iterum Therapeutics plc**
> **Registration Statement on Form S-1**
> **Filed June 7, 2024**
> **File No. 333-280045**

Dear Corey N. Fishman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian A. Johnson, Esq.